Exhibit (a)(7)


June 7, 1999
Denver, Colorado


FOR IMMEDIATE RELEASE


     AIMCO Properties, L.P. ("AIMCO") has extended its offer to purchase up to 3,100 outstanding units of limited partnership interests (the "Units") of Jacques-Miller Income Fund L.P.-II for $95 per Unit in cash to June 30, 1999. As of June 4, 1999, approximately 2,297.54 Units had been deposited pursuant to AIMCO's offer. It is expected that AIMCO will further amend its offer to increase the number of Units being sought to an amount in excess of that currently deposited.

     For additional information, contact River Oaks Partnership Services, Inc., AIMCO's information agent, at (888) 349-2005 or (201) 896-1900.